SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 17, 2016

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, June 17, 2016 regarding “Ericsson comments on recent media reports on questions concerning corruption”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: June 17, 2016

PRESS RELEASE JUNE 17, 2016

Ericsson comments on recent media reports on questions concerning corruption

In March 2013, Ericsson (NASDAQ:ERIC) received a voluntary request from US Authorities to answer a number of questions relating to Ericsson’s operations, something we have also confirmed to media in 2013. Ericsson cooperates with US Authorities to answer these and additional questions.

While we strive to at all times conduct our business in compliance with applicable laws, matters do arise from time to time as a result of the global nature of our business.

We will not provide any detailed comments on the request as such, but can say that it relates to Ericsson’s anti-corruption program and questions related to the Foreign Corrupt Practices Act. Ericsson cooperates with US Authorities and works diligently to answer the questions.

As a listed company, we always follow the requirements to publically disclose any information about events that would have a material impact on the company or its finances. Should such materiality arise, Ericsson will disclose information in accordance with regulatory requirements.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

PRESS RELEASE JUNE 17, 2016

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2015 were SEK 246.9 billion (USD 29.4 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication June 17 2016 at 11:00 CET.